UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

|X|   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934

      For the fiscal year ended            December 31, 2007
                               -------------------------------------------------

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the transition period from                   to
                                     -----------------    ----------------------

    Commission File Number:                      0-19292
                           -----------------------------------------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  BLUEGREEN CORPORATION RETIREMENT SAVINGS PLAN
       -----------------------------------------------------------------

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              BLUEGREEN CORPORATION
       ------------------------------------------------------------------
                      4960 Conference Way North, Suite 100
                            Boca Raton, Florida 33431

                  BLUEGREEN CORPORATION RETIREMENT SAVINGS PLAN
                       INDEX TO ANNUAL REPORT ON FORM 11-K

                                     PART I
                                                                            PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........................3

                              FINANCIAL STATEMENTS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS................................4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS......................5

NOTES TO FINANCIAL STATEMENTS..................................................6

                              SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)................12

SIGNATURES....................................................................13

EXHIBIT 23 - CONSENT OF ERNST & YOUNG LLP.....................................14

             Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator
Bluegreen Corporation Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Bluegreen Corporation Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                    /s/ Ernst & Young LLP
                                                    Certified Public Accountants

West Palm Beach, Florida
June 20, 2008

                  Bluegreen Corporation Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                               December 31
                                                            2007           2006
                                                       ---------------------------
Assets
Investments at fair value                              $ 32,169,624    $28,114,236
Employer contributions receivable                           873,289        722,364
                                                       ---------------------------
                                                         33,042,913     28,836,600

Liabilities
Excess contributions refundable                             547,872        484,198
                                                       ---------------------------
Net assets available for benefits at fair value          32,495,041     28,352,402

Adjustment from fair value to contract value for
    interest in the collective trust fund related to
    fully benefit-responsive contracts                      (46,897)        61,684
                                                       ---------------------------
Net assets available for benefits at contract value    $ 32,448,144    $28,414,086
                                                       ===========================

See accompanying notes.

           Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2007

Additions
Interest and dividend income                                         $   131,857
Contributions:
    Participant                                                        6,510,207
    Employer                                                             873,289
    Other (rollovers)                                                     73,954
    Net appreciation in fair value of investments                      1,019,884
                                                                     -----------
Total additions                                                        8,609,191
                                                                     -----------

Deductions
Benefits paid to participants                                          4,486,628
Administrative expenses                                                   88,505
                                                                     -----------
Total deductions                                                       4,575,133
                                                                     -----------

Net increase                                                           4,034,058

Net assets available for benefits at beginning of year                28,414,086
                                                                     -----------
Net assets available for benefits at end of year                     $32,448,144
                                                                     ===========

See accompanying notes.

                  Bluegreen Corporation Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 2007

1. Description of the Plan

General

The following description of the Bluegreen Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document and Summary Plan Description for a more complete description of the Plan's provisions. Copies of these documents are available from Bluegreen Corporation (the Company or Employer). The Plan document, which became effective March 31, 1992, is a defined contribution plan covering all employees, as defined by the Plan document, of the Company who have completed one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions and Vesting

Participant contributions cannot exceed 18% of a participant's compensation or Internal Revenue Code (the Code) limitations. Effective January 1, 2001, the Company amended the Plan to provide a fixed-rate matching contribution equal to 50% of the first 3% of a participant's contribution with an annual limit of $1,000. The Company can also make a discretionary non-elective contribution. Effective for 2008, the fixed-rate employer match was increased to 100% of the first 3% of a participant's contribution with an annual limit of $1,500 per participant.

Participants vest in Company contributions at a rate of 25% each year upon completion of two years of service, resulting in 100% vesting after five years of continuous service. Participant, employer and rollover contributions of $6,510,207, $873,289 and $73,954, respectively, are included in the Plan contributions in the accompanying statement of changes in net assets available for benefits.

Participant Accounts

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan investment results and forfeitures of non-vested amounts. Company discretionary non-elective contributions are allocated based on a participant's eligible compensation relative to total participant eligible compensation. The match is allocated based on a participant's contributions. Plan earnings are allocated based upon the individual account balance proportionate to the total fund balance. Forfeitures are allocated in a manner consistent with the allocation of the match or discretionary non-elective contribution, depending on what the forfeiture relates to. The benefit to which a participant is entitled is the benefit that can be provided by the participant's vested account balance.

As of December 31, 2007 and 2006, $45,767 and $38,246, respectively, of the Plan's assets related to forfeitures had not yet been allocated.

Loans to Participants

The Plan allows participants to borrow against their vested account balances. Each loan will bear a reasonable interest rate determined by the Company in accordance with the Plan provisions. The maximum amount available for loans is the lesser of $50,000 or 50% of the participant's vested account balance. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, in which case the repayment period is for a maximum of 15 years. Loans and interest are repaid through payroll deductions.

As of December 31, 2007 and 2006, the Plan had loans to participants of $1,852,867 and $1,411,534, respectively, with interest rates ranging from 5.0% to 9.5%.

Benefits

Upon attainment of retirement age, disability, or death, a distribution of the vested account balance is made to the participant or named beneficiary in a lump sum payment. Upon term of employment a distribution can be made under the terms of the plan. Hardship withdrawals, as defined in the Code, are permitted only from participant elective deferrals.

Excess Contributions Refundable

In the event that participant contributions exceed contribution limitations of the Plan, corrective distributions may be required according to the terms of the Plan document.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2. Significant Accounting Policies

Basis of Presentation

The Plan's financial statements have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current U.S. generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. As of December 31, 2007, the Company does not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements, however, additional disclosures may be required about the inputs used to develop the measurements and the effect of certain of the measurements reported on the statements of changes in net assets for a fiscal period. The Plan will adopt SFAS No. 157 on the effective date.

Valuation of Investments

The Plan's investments are stated at fair value, which equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies and common stock are valued at quoted active market prices, which represent the net asset values of shares held by the Plan at year-end. The contract value of participation units owned in the collective trust fund are based on quoted redemption values, as determined by SunTrust Bank (the Trustee), on the last business day of the Plan year. The fair value of the underlying assets of the collective trust fund is based upon the Trustee's valuation. The participant notes receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses

Administrative expenses, comprised primarily of trustee and accounting fees, are paid directly by the Plan, which pays expenses related to the management of the Plan's investments.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

SunTrust Bank (the Trustee) holds the Plan's investment assets and executes the transactions therein.

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 2007 and 2006 are as follows:

                                                    2007          2006
                                                 ------------------------

      SunTrust Stable Asset Fund                 $8,843,636*   $7,220,782*
      Franklin Small-Mid Cap Growth Fund          2,007,855     1,650,840
      Putnam International Growth Fund            2,910,726     2,322,047
      Vanguard 500 Index Fund                            --     2,718,468
      Vanguard 500 Index Signal                   2,765,568            --
      Bluegreen Corporation Common Stock          1,035,359     1,695,697
      T. Rowe Price Mid-Cap Growth Fund - R       3,643,772     2,932,806
      STI Classic Large Cap Relative Value I      2,038,236     1,928,994

* SunTrust Stable Asset Fund is shown at fair value. The contract value is $8,796,739 and $7,282,466 for December 31, 2007 and 2006, respectively.

During 2007, the Plan's investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value by a net amount of $1,019,884, as follows:

                                                        Net Appreciation
                                                       (Depreciation) in    Fair Value at
                                                           Fair Value        December 31,
                                                        During the Year          2007
                                                       ----------------------------------
      Fair value determined by quoted market prices:
         Mutual funds                                  $        1,455,739    $ 20,391,991
         Common stock                                            (753,451)      1,035,359
      Fair value estimated by Trustee:
         Collective trusts                                        317,596       8,843,636
                                                       ----------------------------------
                                                       $        1,019,884    $ 30,270,986
                                                       ==================================

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated January 8, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the

Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

5. Parties-in-Interest

The Plan invests in the common stock of Bluegreen Corporation, the Plan sponsor. The Plan held 143,999 and 132,166 shares of Bluegreen Corporation common stock as of as of December 31, 2007 and 2006, respectively.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

                              Supplemental Schedule

                  Bluegreen Corporation Retirement Savings Plan
                         EIN #03-0300793     Plan #001
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2007

          Identity of                 Description of Investments, Including
       Borrower, Lessor,                 Maturity Date, Rate of Interest,                 Current
        or Similar Party                Collateral, Par, or Maturity Value      (a)        Value
     -----------------------------------------------------------------------------------------------
(b)  SunTrust                     Stable Asset Fund                                      $ 8,796,739    (c)
(b)  STI Classic :                Investment Grade Bond                                      741,670
                                  Life Vision Moderate Growth                                474,121
                                  Life Vision Growth & Income                                588,881
                                  Life Vision Aggressive Growth                            1,071,369
                                  Small Cap Value Equity Fund                              1,243,461
                                  Large Cap Relative Value I                               2,038,236
     Goldman Sachs                Structured US Equity A                                   1,050,708
     Franklin                     Small-Mid Cap Growth Fund                                2,007,855
     Putnam                       International Growth Fund                                2,910,726
     Vanguard                     500 Index Signal                                         2,765,568
(b)  Bluegreen Corporation        Common Stock                                             1,035,359
     MFS                          Massachusetts Investors Growth Fund                        464,914
     T. Rowe Price                Mid-Cap Growth Fund - R                                  3,643,772
                                  Growth Stock Fund - R                                      429,066
                                  Retirement 2020 Fund -R                                      2,697
                                  Retirement 2030 Fund - R                                        40
                                  Retirement 2040 Fund - R                                       226
     Oppenheimer                  International Bond Fund A                                  381,918
     Federated                    Capital Appreciation Fund - A                              576,763
(b)  Participant loans            Interest rates ranging from 5.0% to 9.5%,
                                      remaining  maturity dates ranging from
                                      one to fifteen years                                 1,852,867
     Cash and cash equivalents                                                                45,771
                                                                                         -----------
                                                                                         $32,122,727
                                                                                         ===========

(a) - Indicates the column which provides cost information, which has not been included because all investments are participant-directed.

(b) - Indicates a party-in-interest.

(c) - Stable Asset Fund at contract value not fair value.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            Bluegreen Corporation Retirement Savings Plan
                            ---------------------------------------------
                                           (Name of Plan)

Date:  June 27, 2008            By:  /S/ LINDSAY ALLEN
                                     -----------------
                                     Lindsay Allen,
                                     401K Administrator & Benefits Compliance
                                     Specialist